EXHIBIT 99.1

Huazhu Group Limited Reports Second Quarter of 2019 Financial Results

  A total of 4,665 hotels or 463,296 hotel rooms in operation as of June 30, 2019.
  Hotel turnover1 increased 18% year-over-year to RMB8.8 billion for the second quarter of 2019.
  Net revenues increased 13.4% year-over-year to RMB2.9 billion (US$417 million)2 for the second quarter of 2019, in line with the revenue guidance previously announced of 13%-15%.
  EBITDA (non-GAAP) increased 59.2% year-over-year to RMB1.2 billion (US$173 million) for the second quarter of 2019.
  Net income attributable to Huazhu Group Limited increased 81.4% year-over-year to RMB613 million (US$89 million) for the second quarter of 2019.
  Huazhu  provides guidance for Q3 2019 net revenues growth of 9%-11% year-over-year, and adjusts the full year net revenues growth range to 10%-12%.
  Huazhu’s Board of Directors has approved a share repurchase program of up to US$750 million, effective for five years.

SHANGHAI, China, Aug. 21, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter of 2019 Operational Highlights

  During the second quarter of 2019, Huazhu opened 311 hotels, including 8 leased (“leased-and-operated”) hotels and 303 manachised (“franchised-and-managed”) hotels and franchised hotels.
  Huazhu closed a total of 42 hotels, including 10 leased hotels and 32 manachised and franchised hotels, during the second quarter of 2019. This was due to three reasons:
  a)  With strategic focus to upgrade product and service quality, Huazhu temporarily closed 25 hotels for brand upgrade and business model change purposes; and removed 1 hotel for its non-compliance with Huazhu’s brand and operating standards.
  b)  Property-related issues, including rezoning and expiry of leases, which resulted in the closure of 14 hotels.
  c)  Two manachised hotels were closed due to operating losses.
  As of June 30, 2019, Huazhu had 696 leased hotels, 3,692 manachised hotels, and 277 franchised hotels in operation in 413 China cities. The number of hotel rooms in operation totaled 463,296, an increase of 17.8% from a year ago. The rooms under midscale and upscale brands accounted for 43% of total rooms in operation, up 9 percentage points from 34% a year ago.
  As of June 30, 2019, Huazhu had a total number of 1,553 unopened pipeline hotels contracted or under construction, including 55 leased hotels and 1,498 manachised and franchised hotels. The unopened hotels in our pipeline represented 33% of the number of hotels in operation as of the end of Q2 2019 compared to 21% a year ago, a 12-percentage-point increase.
  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB236 in the second quarter of 2019, compared with RMB226 in the second quarter of 2018 and RMB221 in the previous quarter. The year-over-year increase of 4.4% was due to both an increase in ADR of our mature hotels (where mature means those of our hotels which have been in operation for at least 18 months), as well as an increase in the proportion of midscale and upscale hotels with higher ADR in Huazhu’s brand mix. The sequential increase resulted mainly from seasonality.
  The occupancy rate for all hotels in operation was 86.9% in the second quarter of 2019, compared with 89.6% in the second quarter of 2018 and 80.6% in the previous quarter. The year-over-year decrease of 2.7 percentage points was due to the deepening China economic slowdown. The sequential increase was mainly due to seasonality.
  RevPAR, defined as revenue per available room for all hotels in operation, was RMB206 in the second quarter of 2019, compared with RMB203 in the second quarter of 2018 and RMB178 in the previous quarter. The year-over-year increase of 1.3% was attributable to higher ADR. The sequential increase was mainly due to seasonality.
  For all of our mature hotels, the same-hotel RevPAR was RMB202 for the second quarter of 2019, representing a 2.1% decrease from RMB206 for the second quarter of 2018, with a 0.4% increase in ADR and a 2.3-percentage-point decrease in occupancy rate. The year-over-year weaker performance was mainly due to macroeconomic softness.
  As of June 30, 2019, Huazhu’s loyalty program had approximately 132 million members, who contributed approximately 75% of room nights sold during the second quarter of 2019, and approximately 84% of room nights were sold through Huazhu’s direct channels.

“In the second quarter, our blended RevPAR increased by 1.3% as a result of ADR increase. Thanks to the remarkable performance of our Huazhu employees and strong brand portfolio, our rapid hotel expansion continued despite a softening economy. In the first half of 2019, we added 435 hotels net, with a record high of 1,553 unopened hotels in our pipeline at the end of Q2, mainly contributed by manachised and franchised hotels. 43% of the total number of Huazhu rooms in operation were midscale and upscale hotels, up from 34% in Q2 2018,” commented Ms. Jenny Zhang, Chief Executive Officer of Huazhu.

“Furthermore, we continuously deliver better experiences to meet our customers’ evolving needs. We just unveiled our first HanTing 3.0 intelligent hotel this July. Its new design and tech-driven services at reasonable prices have been well-received by our customers and franchisees, and therefore we expect this new model will fuel our accelerated economy hotel expansion in the coming years. For the upscale segment, next year, we will open four Joya hotels in the central business districts of Shanghai, Hangzhou and Chengdu, with an oriental-style design tailored for our business travelers. We believe our strong performance, attractive brands and resilient business model will further strengthen our position as a leading hotel consolidator,” added Ms. Zhang.

Second Quarter of 2019 Financial Results

(RMB in millions)	Q2 2018	Q2 2019
Revenues:
Leased and owned hotels	1,899	2,001
Manachised and franchised hotels	616	803
Others	6	55
Net revenues	2,521	2,859

Net revenues for the second quarter of 2019 were RMB2.9 billion (US$417 million), representing a 13.4% year-over-year increase, primarily attributable to our hotel network expansion and blended RevPAR growth.

Net revenues from leased and owned hotels for the second quarter of 2019 were RMB2.0 billion (US$292 million), representing a 5.4% year-over-year increase.

Net revenues from manachised and franchised hotels for the second quarter of 2019 were RMB803 million (US$117 million), representing a 30.4% year-over-year increase. Net revenues from manachised and franchised hotels accounted for 28.1% of Huazhu’s net revenues in the second quarter of 2019, up from 24.4% a year ago.

(RMB in millions)	Q2 2018	Q2 2019
Operating costs and expenses:
Hotel operating costs	1,575	1,743
Other operating costs	2	17
Selling and marketing expenses	83	102
General and administrative expenses	190	247
Pre-opening expenses	66	122
Total operating costs and expenses	1,916	2,231

Hotel operating costs for the second quarter of 2019 were RMB1.7 billion (US$253 million), compared to RMB1.6 billion in the second quarter of 2018, representing a 10.7% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) of RMB10 million for the second quarter of 2019 represented 60.7% of net revenues, compared to 62.2% for the second quarter in 2018. The year-over-year improvement in this metric was mainly attributable to the increased proportion of revenues from manachised and franchised hotels, and also by continued diligent efforts by our many Huazhu employees to deliver great customer experiences at reasonable prices.

Selling and marketing expenses for the second quarter of 2019 were RMB102 million (US$15 million), compared to RMB83 million in the second quarter of 2018. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2019 were RMB101 million (US$15 million), representing 3.6% of net revenues, compared to 3.3% for the second quarter of 2018. The year-over-year increase was mainly related to the expansion of our sales and marketing team, increased bank charges for online payments, and higher commission fees to online travel agencies.

General and administrative expenses for the second quarter of 2019 were RMB247 million (US$36 million), compared to RMB190 million in the second quarter of 2018. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2019 were RMB227 million (US$33 million), representing 7.9% of net revenues, compared with 7.1% of net revenues in the second quarter of 2018. The year-over-year increase was mainly due to our investments to expand our hotel development teams, upscale-brand hotels and IT capabilities.

Pre-opening expenses for the second quarter of 2019 were RMB122 million (US$18 million), representing an 84.8% year-over-year increase, mainly involving our upscale brand hotels.

Other operating income, net for the second quarter of 2019 was RMB29 million (US$4 million), compared to RMB66 million in the second quarter of 2018. The year-over-year variance was mainly due to a one-off compensation totaling RMB35 million received in the second quarter of 2018.

Income from operations for the second quarter of 2019 was RMB657 million (US$96 million), compared to RMB671 million in the second quarter of 2018. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2019 was RMB688 million (US$100 million), compared to RMB690 million for the second quarter of 2018. The operating margin, defined as income from operations as percentage of net revenues, for the second quarter of 2019 was 23.0%, compared with 26.6% in the second quarter of 2018; this was primarily due to macroeconomic softness.

Other income, net for the second quarter of 2019 was RMB135 million (US$20 million), compared to RMB195 million for the second quarter of 2018. The year-over-year decrease was mainly due to higher gains realized from our sales of some equity securities during the second quarter of 2018.

Unrealized gains from fair value changes of equity securities for the second quarter of 2019 was RMB149 million (US$22 million), compared to unrealized losses from fair value changes of equity securities of RMB201 million in the second quarter of 2018. These unrealized gains (losses) were mainly related to our investments in Accor.

Net income attributable to Huazhu Group Limited for the second quarter of 2019 was RMB613 million (US$89 million), compared to RMB338 million in the second quarter of 2018. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the second quarter of 2019 was RMB495 million (US$71 million), compared to RMB558 million in the second quarter of 2018.

Basic and diluted earnings per share/ADS for the second quarter of 2019, basic earnings per share were RMB2.16 (US$0.31) and diluted earnings per share were RMB2.05 (US$0.30). For the second quarter of 2019, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.74 (US$0.25) and adjusted diluted earnings per share (non-GAAP) were RMB1.66 (US$0.24).

EBITDA (non-GAAP) for the second quarter of 2019 was RMB1.2 billion (US$173 million), compared with RMB745 million in the second quarter of 2018. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the second quarter of 2019 was RMB1.1 billion (US$155 million), compared with RMB965 million for the second quarter of 2018.

Cash flow. Operating cash inflow for the second quarter of 2019 was RMB1.2 billion (US$169 million). Investing cash outflow for the second quarter of 2019 was RMB553 million (US$81 million). Financing cash outflow for the second quarter of 2019 was RMB1.1 billion (US$153 million).

Cash, cash equivalents and Restricted cash. As of June 30, 2019, Huazhu had a total balance of cash, cash equivalents and restricted cash of RMB4.1 billion (US$592 million).

Debt financing. As of June 30, 2019, Huazhu had a total loan balance of RMB9.2 billion (US$1.3 billion) and the unutilized credit facility available to Huazhu was RMB3.2 billion.

Adoption of New Lease Accounting Standards
Beginning January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) utilizing the optional transition approach allowed under ASU 2018-11 and applying the package of practical expedients. By applying ASU 2016-02 at January 1, 2019, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840).

Share Repurchase Program
Huazhu’s Board of Directors has approved a share repurchase program of up to US$750 million, effective for five years. Under this program, Huazhu is authorized to repurchase in open market or privately negotiated transactions its own outstanding American Depositary Shares (“ADSs”) with an aggregate value of up to US$750 million, depending on market conditions and other factors, as well as in accordance with relevant rules under United States securities regulations. The repurchase program does not obligate Huazhu to make repurchases at any specific time.

Guidance
Huazhu expects net revenues for the third quarter to grow 9%-11% year-over-year. For the full year of 2019, Huazhu adjusts the expected net revenues growth range to 10%-12%.

The above forecast reflects Huazhu’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 9 p.m. ET, Wednesday, August 21, 2019 (or 9 a.m. on Thursday, August 22, 2019 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0437 (for callers in the US), +86 400 620 8038 (for callers in China Mainland), +852 3018 6771 (for callers in Hong Kong) or +65 6713 5090 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 5324018. Please dial in approximately 10 minutes before the scheduled start of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 29, 2019. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 2099 (for callers outside the US) and entering pass code 5324018.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at Huazhu’s website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement Huazhu’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Huazhu uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. Huazhu believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. Huazhu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Huazhu’s historical performance. Huazhu believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in Huazhu’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Huazhu believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that Huazhu has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of Huazhu’s cost structure. In addition, Huazhu believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. Huazhu believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Huazhu also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the Huazhu hotels in operation. Huazhu believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

Huazhu believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, Huazhu believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Huazhu’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred, and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. Huazhu compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of Huazhu.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for Huazhu’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, Huazhu’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as Huazhu does.

Reconciliations of Huazhu’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of June 30, 2019, Huazhu had 4,665 hotels or 463,296 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Orange Hotel Select, Crystal Orange Hotel, and Vue Hotels and Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2019, Huazhu Group operates 19 percent of its hotel rooms under lease and ownership model, 81 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties, and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, economic conditions in China, the regulatory environment in China, the Company’s ability to attract and retain customers over time, the Company’s ability to leverage its brands, business trends and competition in the lodging industry, the expected growth of demand for lodging in China, and other factors and risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information

Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com

___________________________________
1 Hotel turnover refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).
2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8650 on June 28, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	June 30, 2019
	RMB	RMB	US$
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	4,262	3,346	487
Restricted cash	622	719	105
Short-term investments	89	76	11
Accounts receivable, net	195	253	37
Loan receivables	94	181	26
Amounts due from related parties	176	243	35
Prepaid rent	955	-	-
Inventories	41	37	5
Other current assets	540	634	92
Total current assets	6,974	5,489	798

Property and equipment, net	5,018	5,306	773
Intangible assets, net	1,834	1,662	242
Operating lease right-of-use assets	-	20,914	3,046
Land use rights, net	220	217	32
Long-term investments	6,152	6,130	893
Goodwill	2,630	2,657	387
Loan receivables	189	293	43
Other assets	471	521	76
Deferred tax assets	505	500	73
Total assets	23,993	43,689	6,363

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	948	3,042	443
Accounts payable	890	930	135
Amounts due to related parties	75	99	14
Salary and welfare payables	521	410	60
Deferred revenue	1,005	1,154	168
Operating lease liabilities, current	-	2,875	419
Accrued expenses and other current liabilities	1,607	1,665	243
Dividends payable	658	-	-
Income tax payable	265	255	37
Total current liabilities	5,969	10,430	1,519

Long-term debt	8,812	6,126	892
Deferred rent	1,507	-	-
Operating lease liabilities, noncurrent	-	18,535	2,700
Deferred revenue	458	475	69
Other long-term liabilities	453	507	75
Deferred tax liabilities	475	479	70
Total liabilities	17,674	36,552	5,325

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(16)
Additional paid-in capital	3,713	3,778	550
Retained earnings	2,610	3,329	485
Accumulated other comprehensive (loss) income	(42)	(13)	(2)
Total Huazhu Group Limited shareholders’ equity	6,174	6,987	1,017
Noncontrolling interest	145	150	21
Total equity	6,319	7,137	1,038
Total liabilities and equity	23,993	43,689	6,363

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	1,899	1,706	2,001	292
Manachised and franchised hotels	616	663	803	117
Others	6	18	55	8
Net revenues	2,521	2,387	2,859	417

Operating costs and expenses:
Hotel operating costs:
Rents	(585)	(651)	(646)	(94)
Utilities	(76)	(129)	(79)	(11)
Personnel costs	(422)	(446)	(453)	(66)
Depreciation and amortization	(219)	(223)	(237)	(34)
Consumables, food and beverage	(170)	(174)	(201)	(29)
Others	(103)	(112)	(127)	(19)
Total hotel operating costs	(1,575)	(1,735)	(1,743)	(253)
Other operating costs	(2)	(7)	(17)	(3)
Selling and marketing expenses	(83)	(77)	(102)	(15)
General and administrative expenses	(190)	(206)	(247)	(36)
Pre-opening expenses	(66)	(104)	(122)	(18)
Total operating costs and expenses	(1,916)	(2,129)	(2,231)	(325)
Other operating income (expense), net	66	6	29	4
Income from operations	671	264	657	96
Interest income	40	33	41	6
Interest expense	(59)	(77)	(83)	(12)
Other (expense) income, net	195	65	135	20
Unrealized gains (losses) from fair value changes of equity securities	(201)	(90)	149	22
Foreign exchange gain (loss)	(132)	(32)	35	4
Income (Loss) before income taxes	514	163	934	136
Income tax expense	(164)	(31)	(286)	(42)
Gain (Loss) from equity method investments	(11)	(33)	(43)	(6)
Net income (loss)	339	99	605	88
Net (income) loss attributable to noncontrolling interest	(1)	7	8	1
Net income (loss) attributable to Huazhu Group Limited	338	106	613	89

Other comprehensive income
Foreign currency translation adjustments, net of tax	(167)	93	(64)	(9)
Comprehensive income (loss)	172	192	541	79
Comprehensive (income) loss attributable to noncontrolling interest	(1)	7	8	1
Comprehensive income (loss) attributable to Huazhu Group Limited	171	199	549	80

Earnings (Losses) per share/ADS:
Basic	1.20	0.37	2.16	0.31
Diluted	1.14	0.36	2.05	0.30

Weighted average number of shares used in computation:
Basic	281,495,301	283,251,520	284,029,267	284,029,267
Diluted	303,962,764	293,449,989	304,526,084	304,526,084

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income	339	99	605	88
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	19	26	31	4
Depreciation and amortization, and other	230	237	252	37
Loss from equity method investments, net of dividends	11	33	43	6
Investment (income) loss	267	77	(194)	(28)
Changes in operating assets and liabilities	250	(307)	382	56
Other	24	(18)	42	6
Net cash provided by operating activities	1,140	147	1,161	169

Investing activities:
Capital expenditures	(162)	(384)	(301)	(45)
Acquisitions, net of cash received	(39)	(36)	(25)	(4)
Purchase of long-term investments	(153)	-	(148)	(21)
Proceeds from maturity/sale of long-term investments	105	188	-	-
Loan advances	(50)	(186)	(149)	(22)
Loan collections	95	40	66	10
Other	10	0	4	1
Net cash used in investing activities	(194)	(378)	(553)	(81)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	12	1	7	1
Proceeds from debt	76	2,644	1,682	245
Repayment of debt	(637)	(2,186)	(2,756)	(401)
Dividend paid	-	(658)	-	-
Other	14	5	13	2
Net cash used in financing activities	(535)	(194)	(1,054)	(153)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	31	(2)	54	8
Net increase (decrease) in cash, cash equivalents and restricted cash	442	(427)	(392)	(57)
Cash, cash equivalents and restricted cash at the beginning of the period	4,045	4,884	4,457	649
Cash, cash equivalents and restricted cash at the end of the period	4,487	4,457	4,065	592

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,743	61.0%	10	0.3%	1,733	60.7%
Other operating costs	17	0.6%	-	0.0%	17	0.6%
Selling and marketing expenses	102	3.6%	1	0.0%	101	3.6%
General and administrative expenses	247	8.6%	20	0.7%	227	7.9%
Pre-opening expenses	122	4.3%	-	0.0%	122	4.3%
Total operating costs and expenses	2,231	78.1%	31	1.0%	2,200	77.1%
Income from operations	657	23.0%	31	1.0%	688	24.0%

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	253	61.0%	1	0.3%	252	60.7%
Other operating costs	3	0.6%	-	0.0%	3	0.6%
Selling and marketing expenses	15	3.6%	0	0.0%	15	3.6%
General and administrative expenses	36	8.6%	3	0.7%	33	7.9%
Pre-opening expenses	18	4.3%	-	0.0%	18	4.3%
Total operating costs and expenses	325	78.1%	4	1.0%	321	77.1%
Income from operations	96	23.0%	4	1.0%	100	24.0%

	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,735	72.7%	8	0.3%	1,727	72.4%
Other operating costs	7	0.3%	-	0.0%	7	0.3%
Selling and marketing expenses	77	3.2%	1	0.0%	76	3.2%
General and administrative expenses	206	8.6%	17	0.7%	189	7.9%
Pre-opening expenses	104	4.4%	-	0.0%	104	4.4%
Total operating costs and expenses	2,129	89.2%	26	1.0%	2,103	88.2%
Income from operations	264	11.1%	26	1.0%	290	12.1%

	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,575	62.5%	7	0.3%	1,568	62.2%
Other operating costs	2	0.1%	-	0.0%	2	0.1%
Selling and marketing expenses	83	3.3%	1	0.0%	82	3.3%
General and administrative expenses	190	7.5%	11	0.4%	179	7.1%
Pre-opening expenses	66	2.6%	-	0.0%	66	2.6%
Total operating costs and expenses	1,916	76.0%	19	0.7%	1,897	75.3%
Income from operations	671	26.6%	19	0.7%	690	27.3%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	338	106	613	89
Share-based compensation expenses	19	26	31	4
Unrealized (gains) losses from fair value changes of equity securities	201	90	(149)	(22)
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	558	222	495	71

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.98	0.79	1.74	0.25
Diluted	1.87	0.76	1.66	0.24

Weighted average number of shares used in computation
Basic	281,495,301	283,251,520	284,029,267	284,029,267
Diluted	303,962,764	293,449,989	304,526,084	304,526,084

	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	338	106	613	89
Interest income	(40)	(33)	(41)	(6)
Interest expense	59	77	83	12
Income tax expense	164	31	286	42
Depreciation and amortization	224	231	245	36
EBITDA (non-GAAP)	745	412	1,186	173
Share-based compensation	19	26	31	4
Unrealized (gains) losses from fair value changes of equity securities	201	90	(149)	(22)
Adjusted EBITDA (non-GAAP)	965	528	1,068	155

Huazhu Group Limited
Operational Data
		As of
	June 30,	March 31,	June 30,
	2018	2019	2019
Total hotels in operation:	3,903	4,396	4,665
Leased and owned hotels	673	698	696
Manachised hotels	3,024	3,470	3,692
Franchised hotels	206	228	277
Total hotel rooms in operation	393,417	439,614	463,296
Leased and owned hotels	86,231	87,766	87,179
Manachised hotels	287,398	330,568	351,128
Franchised hotels	19,788	21,280	24,989
Number of cities	384	404	413

	For the quarter ended
	June 30,	March 31,	June 30,
	2018	2019	2019
Average daily room rate (in RMB)
Leased and owned hotels	270	258	281
Manachised hotels	212	210	224
Franchised hotels	248	237	246
Blended	226	221	236
Occupancy rate (as a percentage)
Leased and owned hotels	91.4%	83.6%	89.4%
Manachised hotels	89.8%	80.5%	87.1%
Franchised hotels	78.7%	68.6%	75.1%
Blended	89.6%	80.6%	86.9%
RevPAR (in RMB)
Leased and owned hotels	246	216	252
Manachised hotels	190	169	195
Franchised hotels	195	162	185
Blended	203	178	206

	As of June 30, 2019
	Hotels in operation	Unopened hotels in pipeline
Economy hotels	2,990	433
Leased and owned hotels	435	2
Manachised and franchised hotels	2,555	431
Midscale and upscale hotels	1,675	1,120
Leased and owned hotels	261	53
Manachised and franchised hotels	1,414	1,067
Total	4,665	1,553

Hotel portfolio by brand
	As of June 30, 2019
	Number of hotels in operation	Number of rooms in operation
Economy hotels	2,990	265,025
HanTing Hotel	2,331	222,983
Hi Inn	415	25,535
Elan Hotel	244	16,507
Midscale and upscale hotels	1,675	198,271
JI Hotel	666	85,385
Starway Hotel	265	23,314
Joya Hotel	6	1,250
Manxin Hotels & Resorts	35	2,873
HanTing Premium Hotel	129	11,861
Ibis Hotel	159	18,698
Ibis Styles Hotel	44	5,318
Mercure Hotel	52	10,444
Novotel Hotel	9	2,928
Grand Mercure Hotel	8	1,622
Orange Select Hotel	216	25,561
Crystal Orange Hotel	66	8,377
Vue Hotels and Resorts	20	640
Total hotels	4,665	463,296
Note: Orange Hotel was rebranded as Orange Select during Q2 2019.

Same-hotel operational data by segment
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended		yoy change	For the quarter ended		yoy change	For the quarter ended		yoy change
	June 30,		June 30,			June 30,			June 30,
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,489	2,489	175	171	-2.0%	185	187	0.9%	94.3%	91.6%	-2.7
Leased hotels	424	424	189	191	0.6%	202	206	2.1%	94.0%	92.7%	-1.4
Manachised and franchised hotels	2,065	2,065	171	166	-2.7%	181	182	0.6%	94.4%	91.3%	-3.0
Midscale and upscale hotels	788	788	278	272	-2.4%	325	323	-0.7%	85.5%	84.1%	-1.4
Leased and owned hotels	179	179	346	334	-3.5%	392	383	-2.2%	88.5%	87.3%	-1.2
Manachised and franchised hotels	609	609	251	247	-1.8%	298	298	0.0%	84.3%	82.8%	-1.5
Total	3,277	3,277	206	202	-2.1%	225	226	0.4%	91.7%	89.3%	-2.3